INTERACTIVE BROKERS GROUP, INC.

One Pickwick Plaza
Greenwich, Connecticut 06830
Tel: (203) 618-5800

August 16, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Kevin Woody and Mark Rakip

Re:	Interactive Brokers Group, Inc.
Responses to the Securities and Exchange Commission’s Comments
dated September 1, 2011 to Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-33440

Dear Sirs:

Interactive Brokers Group, Inc. (the “Company”) responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 1, 2011 from Mr. Kevin Woody to Mr. Paul J. Brody, Chief Financial Officer, Treasurer and Secretary of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”).  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Form 10-K for the year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Non-GAAP Financial Measures, page 47

1.
We note your disclosure of a non-GAAP financial measure wherein you report all currency translation gains and losses as if included in your consolidated statement of income.  Please tell us how your current disclosure complies with Item 10(e) of Regulation S-K, specifically detailing why management believes the presentation of this measure achieves a proper presentation of your financial performance.

Response:

The Company notes the Staff’s comments and responds as follows.  The Company believes that the disclosures in Item 7 – Management’s Discussion and Analysis – “Non-GAAP Financial Measures” and in Item 8 - Supplementary Data – “GAAP to Non-GAAP Reconciliation and Footnotes,” taken as a whole, and specifically footnote “(a)” on page 115, with respect to the inclusion of translation gains and losses in Non-GAAP trading gains, state the Company’s rationale for applying these Non-GAAP measures, and therefore meet the requirements of Item 10(e) of Regulation S-K.

The Company believes that it is appropriate to report all of its currency translation gains and losses as if they were included in the Company’s Income Statement because its translation gains and losses result from an ongoing and active strategy to maintain the Company’s equity in proportion to a defined basket of major currencies.  In the past, pursuant to GAAP, some portion of this translation was reported in the Company’s Statement of Financial Condition as Other Comprehensive Income.  It has been management’s view that this somewhat arbitrary division of the translation gains and losses between the Income Statement and the Balance Sheet may have led to confusion amongst investors and other readers of the Company’s financial statements. The Company’s presentation of this non-GAAP measure was intended to clarify the reader’s understanding of the Company’s sources of income.

We wish to point out that the GAAP guidance1 issued in May 2011 and adopted by the Company in its reporting in its Quarterly Report on Form 10-Q for the second quarter of 2011 allows for inclusion of all translation gains and losses in the Income Statement.  Starting with the second quarter of 2011 and going forward, the Company is not reporting a non-GAAP measure for translation gains and losses, as this is now permitted under GAAP.

Results of Operations, page 48

2.
We note your comparison of results using non-GAAP measures and your reference to Item 8 of your Form 10-K for GAAP to non-GAAP reconciliations.  However we note certain line items, such as the Trading gains as well as Employee compensation and benefits, for which no reconciliations from the US GAAP measure to the non-GAAP measure are provided.  Please tell us how the presentation of these non-GAAP measures comply with Item 10(e)(1)(i)(B).

Response:

The Company notes the Staff’s comments and responds as follows.  The Company’s reconciliation of GAAP to Non-GAAP financial measures presented on pages 115-116 and referenced on pages 48-49 of the 2010 Form 10-K was prepared on a summarized basis to reduce the redundancy of disclosures.  The reconciling line items and their related footnotes, on pages 115-116, explicitly describe the GAAP to non-GAAP adjustments to trading gains and employee

1 Accounting Standards Update 2011-05, Comprehensive Income.

compensation and benefits, which are reflected in the non-GAAP statements of income presented on page 49.

Specifically, for 2010 the $148.3 million adjustment captioned “Other Comprehensive Income”, listed on page 115 in the reconciliation table and described in footnote (a) thereto, is due to translation gains and is the only adjustment to the trading gains line item.  The disclosure in footnote (a) does not refer to the amount because the adjustment has no other contributing elements.

Similarly, for 2010 the $9.5 million adjustment captioned “Payments in lieu of dividends on unvested shares”, listed on page 115 in the reconciliation table and described in footnote (b) thereto, is the only adjustment to the employee compensation and benefits line item.

The resulting income tax expense adjustments in the reconciliation table reflect the effects of the foregoing two adjustments.

The Company believes that the non-GAAP financial disclosures, taken as a whole, meet the requirements of Item 10(e)(1)(i)(B) of Regulation S-K.  The Company does not intend to present these non-GAAP measures in the future.  The one-time dividend is not a recurring item and the translation gains and losses are now part of the Statement of Comprehensive Income presentation pursuant to GAAP.

In connection with the Company’s responses to the Staff’s comments set forth above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•
the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 203.618.5800.

Sincerely,

/s/ Paul J. Brody
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary